SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios, 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Corporate Reorganization of Subsidiaries
Prior Approval from ANAC

São Paulo, September 25, 2008. – GOL Linhas Aéreas Inteligentes S.A. (“GOL” - NYSE: GOL and Bovespa: GOLL4), the parent company of Brazilian airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A.), holding company of Brazilian air lines GOL Transportes Aéreos S.A. (“GTA”) and VRG Linhas Aéreas S.A. (“VRG”), in compliance with the provisions in paragraph 4 of article 157, of Law no. 6404/76, and in CVM Instruction no. 358/02, hereby communicates to the market that the National Civil Aviation Agency (“ANAC”) issued the prior approval for the corporate reorganization of its subsidiary companies, GTA and VRG (“Reorganization”), with a view to merge them into one single company (the “Successor Company”).

The Reorganization will be effective after the relevant corporate acts are filed with the competent Commerce Registry.

As announced in the notice of relevant fact of July 30, 2008, the Reorganization aims at improving operational structure of GOL’s subsidiary companies. The Reorganization will allow increased efficiency in the air transport services, since it will become possible to integrate the operations of GTA and VRG, exploit synergies and broaden and improve service offerings.

The brands “GOL” and “VARIG” will be maintained by the Successor Company. The Reorganization will not affect in any manner whatsoever the rights of GOL’s shareholders.

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

IR
GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4) is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A. GTA offers over 630 daily flights to 56 destinations connecting the most important cities in Brazil as well as the main destinations in South America. VRG offers over 180 daily flights to 18 destinations in Brazil and South America. GTA and VRG operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.

Ph.: (5511) 3169-6800
ri@golnaweb.com.br
www.voegol.com.br/ir

Media
Ph.: (5511) 3169-6967
comcorp@golnaweb.com.br

Edelman:
M. Smith & N. Dean
Ph: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com
This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL.. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. . Such forward-looking statements depend, substantially, on external factors, besides those disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

noelle.dean@edelman.com

1/1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.